UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2013 and 2012

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
West Pharmaceutical Services, Inc.
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 23, 2014

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

Investments at fair value (Note E):
Mutual funds	$125,173,726	$98,622,439
Collective trust fund	20,517,515	20,106,284
Plan interest in Master Trust	39,532,658	25,219,041
Total investments	185,223,899	143,947,764

Receivables:
Employer contributions	89,034	122,995
Notes receivable from participants	3,386,013	2,930,936
Total receivables	3,475,047	3,053,931

Net assets reflecting investments at fair value	188,698,946	147,001,695
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(556,280)	(1,012,200)
Net assets available for benefits	$188,142,666	$145,989,495

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Additions:
Interest and dividend income	$4,595,960	$2,917,294
Net appreciation in fair value of investments (Note C)	21,815,046	9,763,150
Plan interest in Master Trust net investment income	18,767,013	8,827,978
Interest income on notes receivable from participants	130,308	121,881
Contributions:
Employer	3,803,973	3,600,079
Participant	7,652,580	7,122,400
Rollover	889,817	621,009
Total additions	57,654,697	32,973,791

Deductions:
Benefits paid	15,486,181	12,156,633
Plan expenses	15,345	14,679
Total deductions	15,501,526	12,171,312

Net increase	42,153,171	20,802,479

Net assets available for plan benefits:
Beginning of the year	145,989,495	125,187,016
End of the year	$188,142,666	$145,989,495

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Description of Plan

The following description of the West Pharmaceutical Services, Inc. (the “Company”) 401(k) Plan (the “Plan”), as amended and restated effective October 26, 2012 (“Amendment Date”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan available to eligible full-time employees of the Company who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust
Effective January 3, 2011, the Company entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the Tech Group Puerto Rico, Inc. Savings and Retirement Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note D for more information regarding the Master Trust.

Contributions
Prior to the Amendment Date, participants could contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation with no combined limit, subject to Internal Revenue Code ("IRC") limitations.

Subsequent to the Plan amendment, participants may contribute up to 75% of compensation to the Plan, of which all or a portion can be designated by the participant as Roth contributions.

Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Roth rollover contributions.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers twenty-six mutual funds, a collective trust fund and the West Stock Fund as investment options for participants. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. The portion of the Plan which is invested in the West Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Participants have the option to elect to receive dividends paid on shares of stock held in the ESOP in cash or have them reinvested in the West Stock Fund. If no election is made, the dividends are reinvested.

Participants may change or transfer their investment options at any time. Company matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE A - Description of Plan - continued

Vesting
Participants are immediately vested in their contributions and employer matching contributions plus earnings thereon.

Forfeited Accounts
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $596 and $477, respectively. No forfeitures were used during 2013 and 2012 to reduce employer matching contributions or pay administrative expenses.

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan is made. At December 31, 2013 and 2012, interest rates on outstanding loans ranged from 4.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals of after-tax and rollover contributions, and matching contributions that have been in the Plan for at least two years. Participants may also make in-service withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible. At December 31, 2013 and 2012, there was $2,542 and $95,250, respectively, allocated to participants who have elected to withdraw from the Plan, but have not yet been paid.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to the prior period's financial statements in order to conform to the current year's presentation.

Valuation of Investments and Income Recognition
The Plan's investments, including the Master Trust, are stated at fair value (see Note E), with the exception of the collective trust fund, which is discussed separately below. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains and losses.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE B - Summary of Significant Accounting Policies - continued

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Collective Trust Fund
The Plan holds an investment in the Vanguard Retirement Savings Trust, a collective trust fund. This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities. The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

The Plan’s investment in the collective trust fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses. Contract value is reported to the Plan by VFTC. The statement of changes in net assets available for plan benefits is prepared on a contract value basis. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 1.59% and 2.13% for the years ended December 31, 2013 and 2012, respectively.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

NOTE C - Investments

Investments that represented 5% or more of the Plan's net assets available for benefits as of December 31 were as follows:

	2013		2012
Vanguard 500 Index Fund Investor Shares	$11,181,948		$8,145,090
Vanguard Capital Opportunity Fund Investor Shares	11,220,581		7,733,485
Vanguard Morgan Growth Fund Investor Shares	14,823,541		11,517,260
Vanguard Total Bond Market Index Fund Investor Shares	7,241,435	*	8,739,486
Vanguard Wellington Fund Investor Shares	10,085,294		7,952,513
Vanguard Windsor II Fund Investor Shares	16,235,096		13,424,631
Vanguard Retirement Savings Trust, at contract value	19,961,235		19,094,084
Plan interest in Master Trust	39,532,658		25,219,041

* Amount less than 5%, shown for comparative purposes.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE C - Investments - continued

During 2013 and 2012, the Plan's investments outside of the Master Trust, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2013	2012
Mutual funds	$21,815,046	$9,763,150

NOTE D - Master Trust

As mentioned in Note A, effective January 3, 2011, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust consists of units owned in the West Stock Fund. The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

The total fair value of the Master Trust’s investment in the West Stock Fund, as of December 31, 2013 and 2012, was $39,566,073 and $25,224,902, respectively. Refer to Note E for the investment's level in the fair value hierarchy.

The Plan’s interest in the net assets of the Master Trust was 99.92% and 99.98%, as of December 31, 2013 and 2012, respectively.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2013	2012
Dividends	$334,365	$366,193
Net appreciation in fair value of common stock	18,443,160	8,462,352
Net investment income	18,777,525	8,828,545

Net transfers	(4,436,354)	(4,022,169)

Increase in net assets	14,341,171	4,806,376

Net assets:
Beginning of year	25,224,902	20,418,526
End of year	$39,566,073	$25,224,902

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE E - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Mutual funds:
Small cap	$5,565,158	$—	$—	$5,565,158
Mid cap	23,013,666	—	—	23,013,666
Large cap	49,271,219	—	—	49,271,219
International	7,330,632	—	—	7,330,632
Balanced	32,748,793	—	—	32,748,793
Bond	7,241,435	—	—	7,241,435
Money market	2,823	—	—	2,823
Total mutual funds	125,173,726	—	—	125,173,726
Collective trust fund	—	20,517,515	—	20,517,515
Total assets at fair value	$125,173,726	$20,517,515	$—	$145,691,241

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE E - Fair Value Measurements - continued

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2012
Mutual funds:
Small cap	$3,549,504	$—	$—	$3,549,504
Mid cap	15,841,065	—	—	15,841,065
Large cap	38,360,450	—	—	38,360,450
International	5,862,127	—	—	5,862,127
Balanced	26,174,377	—	—	26,174,377
Bond	8,739,486	—	—	8,739,486
Money market	95,430	—	—	95,430
Total mutual funds	98,622,439	—	—	98,622,439
Collective trust fund	—	20,106,284	—	20,106,284
Total assets at fair value	$98,622,439	$20,106,284	$—	$118,728,723

The following tables summarize the Master Trust assets that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2013
Master Trust:
Common stock	$39,566,073	$—	$—	$39,566,073

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2012
Master Trust:
Common stock	$25,224,902	$—	$—	$25,224,902

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

Collective trust fund: Valued at NAV at year-end, based on information provided by the trustee and using the audited financial statements of the trust at year-end. There are no unfunded commitments related to this trust. Redemptions are permitted daily with no advance notice requirement.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE E - Fair Value Measurements - continued

Common stock: Valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion.

NOTE F - Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE G - Related Party Transactions

The Plan invests in shares of mutual funds and a collective trust fund managed by The Vanguard Group, an affiliate of VFTC. VFTC acts as Trustee for these investments as well as the West Stock Fund as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE H - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

NOTE I - Tax Status

The Plan obtained its latest determination letter on September 16, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. federal, state or local authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2010.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE J - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$188,142,666	$145,989,495
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	556,280	1,012,200
Adjustment for deemed distributions of participant loans	(3,461)	(8,895)
Net assets per Schedule H to the Form 5500	$188,695,485	$146,992,800

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2013	2012
Net increase per the financial statements	$42,153,171	$20,802,479
Add: Change in the adjustment from contract value to fair value for fully-benefit responsive investment contracts	(455,920)	84,166
Less: Change in the adjustment for deemed distributions of participant loans	5,434	(8,895)
Net income per Schedule H of Form 5500	$41,702,685	$20,877,750

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

	Identity of Issue	Description	Current Value
	American Funds EuroPacific Growth Fund	Mutual Fund	$5,273,106
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	6,667,868
	Templeton Foreign Fund	Mutual Fund	2,057,526
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	11,181,948
*	Vanguard Capital Opportunity Fund Investor Shares	Mutual Fund	11,220,581
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	3,547,086
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	5,125,217
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	7,030,634
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	14,823,541
*	Vanguard Prime Money Market Fund	Mutual Fund	2,823
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	471,078
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	2,922,183
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	5,177,027
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	3,849,751
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	3,207,024
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	1,783,230
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	1,666,258
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,276,323
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	917,633
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	183,094
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	42,721
*	Vanguard Target Retirement Income	Mutual Fund	1,167,177
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	7,241,435
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	10,085,294
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	16,235,096
	William Blair Small Cap Value Fund	Mutual Fund	2,018,072
*	Vanguard Retirement Savings Trust	Collective Trust Fund	20,517,515
*	West Stock Fund	Master Trust	39,532,658
*	Participant Loans	4.25% - 10.00%	3,386,013
			$188,609,912

*	Party-in-interest

	Cost has been omitted, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 24, 2014

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm